SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                       Rockefeller Center Properties, Inc.
                                 (Name of Issuer)


                                   Common Stock
                          (Title of Class of Securities)


                                    773102108
                                  (CUSIP Number)



                                 Eric S. Robinson
                        c/o Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY  10019
                                  (212) 403-1000

          (Name, address and telephone number of person authorized
                      to receive notices and communications)


                                 October 6, 1995
            (Date of Event which requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box:

         Check the following box if a fee is being paid with this statement:












         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              Gotham Partners, L.P.   13-3700768

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)

         3.   SEC Use Only


         4.   Source of Funds

              WC

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

              Delaware

         Number of           7.   Sole Voting Power
         Shares                   2,124,900*
         Beneficially        8.   Shared Voting Power
         Owned by
         Each Reporting      9.   Sole Dispositive Power
         Person With              2,124,900*
                             10.  Shared Dispositive Power



         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person:

              2,124,900*          *Including Options       See Item 5

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares


         13.  Percent of Class Represented by Amount in Row (11)

              5.55%       See Item 5

         14.  Type of Reporting Person
              PN










                                 Amendment No. 2

                                   SCHEDULE 13D

                         RELATING TO THE COMMON STOCK OF

                       ROCKEFELLER CENTER PROPERTIES, INC.


                   This statement constitutes Amendment No. 2 to the
         Schedule 13D filed August 17, 1995 (as amended, the "Schedule 13D") by Gotham Partners, L.P. ("Gotham" or the "Reporting En-tity"), a New York limited partnership, in connection with the ownership of common stock, par value $.01 (the "Common Stock"), of Rockefeller Center Properties, Inc., a Delaware corporation (hereinafter referred to as the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the same meaning as such terms have in the Schedule 13D filed Au-gust 17, 1995, as described above.

         Item 4. Purpose of the Transaction, is hereby amended by add-ing the following thereto:

                   On October 6, 1995, the Reporting Entity submitted a letter to the Board of Directors of the Company responding to a request from the Company's financial advisor for written clarifi-cation of certain matters relating to the rights offering proposal made by the Reporting Entity on September 28, 1995. A copy of the October 6, 1995 letter is attached hereto as Exhibit 6 and incorporated herein by reference in its entirety.

         Item 7. Material to be Filed as Exhibits, is hereby amended by adding the following thereto:

         Exhibit No.    Exhibit

             6 Letter, dated October 6, 1995, from the Reporting Entity to the Board of Directors of the Company.







                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 GOTHAM PARTNERS, L.P.

                                 By: Section H. Partners, L.P., its
                                     general partner

                                     By:  Karenina Corp., a general
                                          partner



                                          By:    /s/ William A. Ackman
                                             Name:   William A. Ackman
                                             Title:  President


                                     By:  DPB Corp., a general
                                          partner



                                          By:   /s/ David P. Berkowitz
                                             Name:  David P. Berkowitz
                                             Title: President


         Dated:  October 10, 1995


























                               INDEX TO EXHIBITS


    Exhibit No.    Exhibit                                       Page

        6          Letter, dated October 6, 1995, from the
                   Reporting Entity to the Board of Directors of the Company.